UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File number:  333-180736

ARMORED AUTOGROUP INC.
(Exact name of registrant as specified in its charter)

44 Old Ridgebury Road, Suite 300, Danbury, Connecticut 06810 (203) 205-2900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.25% Senior Notes due 2018
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:                       0

Pursuant to the requirements of the Securities Exchange Act of 1934, Armored AutoGroup Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	June 15, 2015	By:	/s/ Michael Bauersfeld
		Name:	Michael Bauersfeld
		Title:	Chief Financial Officer